Exhibit 99.16

NexTech CEO Evan Gappelberg to Appear on Cheddar TV to Showcase AR for eCommerce Technology

Toronto, ON – March 4, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (CSE: NTAR) (OTC: NEXCF)(FSE:N29) today announced that its CEO, Evan Gappelberg is scheduled to appear live on Cheddar TV this afternoon at 1:10pm ET.

Gappelberg will be showcasing NexTech’s AR for eCommerce technology, including the new ‘Try-It-On’ functionality and updated user experience, as well as sharing his predictions for the future of augmented reality and the eCommerce industry.

Viewers can tune into the Cheddar news segment by live streaming on Cheddar’s website or downloading the Cheddar app in the Apple Store or Google Play.

Cheddar is the leading post-cable, live-streaming video news network focused on covering the most innovative executives, founders, products, and technologies transforming our lives and economy.

About NexTech AR Solutions Corp.

NexTech is bringing augmented reality (AR) to the Cannabis industry and to the masses by creating an AR ecosystem featuring eCommerce solutions for websites, AR learning and education tools, and AR live streaming for events. With just a few lines of embed code, the Company’s patent-pending technology can integrate into existing eCommerce platforms, providing retailers with a highly scalable platform that increases customer engagement and sales. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.